Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund June 2012 Update
July 18, 2012

Supplement dated July 18, 2012 to Prospectus dated April 30, 2012
Class	June ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-4.9%	-0.4%	$39.5M	$1,290.14
B	-4.9%	-0.8%	$394.0M	$1,090.68
Legacy 1	-4.6%	0.7%	$5.4M	$918.55
Legacy 2	-4.6%	0.5%	$14.4M	$907.59
Global 1	-4.6%	1.1%	$10.8M	$883.72
Global 2	-4.6%	0.9%	$27.6M	$874.31
Global 3	-4.7%	0.1%	$229.5M	$823.34
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The euro rallied sharply against counterparts following reports Eurozone officials were planning to come to the aid of the ailing European banking sector.  The Japanese yen declined because of fears surrounding further intervention by the Bank of Japan to counter recent strength in the yen.

Energy:   Crude oil markets breached an 8-month low after the U.S. Energy Information Administration reported steadily rising domestic supplies.  Weak demand forecasts followed disappointing industrial production reports and the ongoing financial turmoil in Europe weighed on oil prices.  Elevated temperatures in the U.S. created strong demand for natural gas and prices increased over 13% higher.

Equities:  Global equity markets rose due to speculation Eurozone officials were beginning to prepare to take positive steps towards aiding the ailing economies of Greece, Portugal, and Spain.  Anticipation the U.S. Federal Reserve would soon be announcing new stimulus initiatives also boded well for the equity markets.

Fixed Income:  Global fixed-income markets declined as investors shifted their focus towards riskier assets and away from safe-haven debt instruments.  Potential improvement in the financial situation in Europe was a main driver in reducing global safe-haven demand.

Grains/Foods:  U.S. grains markets moved sharply higher as supply concerns fostered by ongoing warm and dry weather in the Midwest supported prices.  Ongoing droughts in Russia reduced wheat supply forecasts which, in turn, grains prices.  Sugar prices rallied as a result of processing delays in Brazil caused by heavy rain.

Metals:  Gold prices finished June modestly higher due to investor beliefs further quantitative easing by the U.S. Federal Reserve was imminent.  Base metals markets posted mix results as the bearish impact of weak industrial production data was offset by hopes upcoming stimulus activity in the U.S. and abroad would stimulate industrial demand in the global economy.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended June 30, 2012

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$8,227,232	$41,476,450
Change In Unrealized Income (Loss)	-43,354,706	-8,546,842
Brokerage Commission	-337,118	-1,632,257
Exchange, Clearing Fee and NFA Charges	-123,545	-494,314
Other Trading Costs	-479,396	-3,660,520
Change in Accrued Commission	20,766	-35,040
Net Trading Income (Loss)	-36,046,767	27,107,477

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$88,926	$711,594
Interest, Other	67,789	232,070
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-35,890,052	28,051,141

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	-2,421,278	6,180,227
Operating Expenses	153,215	970,355
Organization and Offering Expenses	177,111	1,121,028
Brokerage Expenses	3,487,604	22,172,398
Dividend Expenses	0	0
Total Expenses	1,396,652	30,444,008

Net Income (Loss)	$-37,286,704	$-2,392,867

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$766,690,500	$798,842,191
Additions	4,154,441	21,847,158
Net Income (Loss)	-37,286,704	-2,392,867
Redemptions	-12,368,291	-97,106,536
Balance at June 30, 2012	$721,189,946	$721,189,946

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,290.139	30,623.62976	$39,508,729	-4.88%	-0.44%
B	$1,090.682	361,243.70361	$394,002,081	-4.93%	-0.76%
Legacy 1	$918.548	5,874.38263	$5,395,902	-4.57%	0.69%
Legacy 2	$907.587	15,860.41482	$14,394,709	-4.60%	0.50%
Global 1	$883.717	12,230.70611	$10,808,485	-4.59%	1.07%
Global 2	$874.305	31,534.25386	$27,570,565	-4.59%	0.93%
Global 3	$823.344	278,752.81612	$229,509,474	-4.73%	0.09%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership